EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Third Quarter		Nine Months
	09/28/07	09/29/06	09/28/07	09/29/06
Numerator:
Net earnings	$3.6	$59.1	$58.7	$165.0

Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	439.2	445.5	438.5	447.7
Effect of dilutive securities:
Stock options and awards	5.3	5.7	5.3	9.2

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	444.5	451.2	443.8	456.9

Net earnings per share – basic	$0.01	$0.13	$0.13	$0.37

Net earnings per share – diluted	$0.01	$0.13	$0.13	$0.36